FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____

M E D I A   R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 644-2400
Dir   +27 11 644-2460
Fax   +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293

Gold Fields In Top 20% of
JSE Socially Responsible Investment Index

Johannesburg, 19 May 2005: Gold Fields Limited (GFI: NYSE and JSE) is pleased to announce that the company has been ranked in the top 20% of high environmental impact companies in the second round of the JSE Socially Responsible Investment Index. For this round the JSE has recognized the SRI Index performance of the top, middle and low environmental impact companies.

The Index is constituted of companies that form part of the FTSE/JSE All Share Index and who meet the requirements of having integrated the principles of socially responsible investment and sustainability into their business practices. The index was compiled after an exhaustive process of research and assessment by Sustainability Research and Intelligence (SR&I), and subsequent independent assurance by KPMG.

Ian Cockerill, Chief Executive Officer of Gold Fields said: "Our leading achievement on the JSE SRI Index demonstrates our commitment to converting our policies and principles into sustainable business practices which have become a necessary part of doing business not only in South Africa but around the globe. We whole heartedly support this process."

Gold Fields corporate citizenship initiatives include:

- An extensive corporate social investment programme benefiting many communities in far-flung and remote rural parts of Southern Africa;
- An innovative venture capital programme aimed at establishing new businesses in mining communities, which can grow into industries to eventually replace mining as the main source of economic activity in these communities. The Living Gold cut rose facility in Merafong, which has more than 300 employees, is an example of such a non-mining alternative livelihood project;
- Gold Fields has been a leader in the field of HIV AIDS in South Africa with a comprehensive programme encompassing all facets of prevention and treatment. An estimated 1,600 employees are enrolled in the Company's HIV/Aids Wellness programme; and
- Gold Fields has over the past two decades been a pioneer in the support and promotion of environmental education throughout Southern Africa and has been instrumental in establishing more than 20 environmental education facilities and programmes throughout the SADC region. One such example is the Gold Fields Participatory Course in Environmental Education run by the Gold

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Fields Environmental Education and Sustainability Unit at Rhodes University which has been attended by thousands of students over the past ten years.

"Our vision at Gold Fields to be a leading, globally diversified, precious metals producer through responsible and sustainable development of our assets is recognized by this achievement. Our adoption of a holistic strategy for the sustainability of our company, our environment and our communities has yielded tremendous benefit for the transformation of our business in the longer term," said Cockerill.

-ends-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 19 May 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
              Relations and Corporate Affairs